SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 15, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: May 15, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

GALLAHER GROUP Plc

NEWS RELEASE

Board of Directors

The Board of Gallaher Group Plc announces the appointment of Caroline Marland as a non-executive Director and the retirement of Tom Hays as a non-executive Director with effect from 1st June 2002.

Heinz Schiendl, Commercial Director – Continental Europe, has informed Gallaher that he intends to retire at the end of 2002. It is expected that Nigel Simon, currently a Director on the Group Board, will assume Mr Schiendl's direct responsibilities at that time.

Peter Wilson, Chairman, said: "I am delighted to welcome Caroline Marland to the Board. Her extensive sales, marketing and management experience will further enhance our ability to continue our sales growth in selected markets around the world.

"Tom Hays has played a key role in Gallaher's successful development into the world's fifth largest tobacco company since he first began his involvement with the Company some 15 years ago. As President and subsequently Chairman of our parent company prior to our demerger in 1997, through to his appointment as a non-executive Director at that time, Tom's contribution has been of consistent benefit to the Group. All of us at Gallaher thank him, and wish him the very best for the future.".

15th May 2002

For further information, contact:

Claire Jenkins, Head of Investor Relations	Tel:	01932 859 777
Anthony Cardew, Cardew & Co.	Tel:	020 7 930 0777

Notes to Editors

- Caroline Marland (aged 56) began her career in newspaper advertising sales when she joined the Yorkshire Post in 1969, moving to The Times in 1973. In 1976, when newspaper telephone sales was still a relatively undeveloped market, she moved to The Guardian as a telephone sales manager. During the following years, as she progressed through the newspaper to Advertisement Director in 1983, Mrs Marland developed the classified sales division, working closely with the editorial team to produce new editorial sections with regular advertisement slots. In addition, she built The Guardian's share of national recruitment advertising from some 8% to over 50%.

  In 1988, Mrs Marland was appointed Deputy Managing Director and Advertisement Director of Guardian Newspapers Ltd. During her time in this role she continued to spearhead the company's growth in classified advertising while also engineering new marketing initiatives, including extending the traditional display revenue base through selling in-paper supplements, sponsorship opportunities and joint-venture collaborations. In 1992, Mrs Marland was appointed a non-executive Director of Arcadia Group PLC (formerly Burton Group PLC), resigning in 2001 following completion of the company's normal maximum term for service of non-executive Directors.

  In 1996, Mrs Marland was appointed Managing Director of Guardian Newspapers Ltd. During her time in this position, until she retired in 2000, Mrs Marland further expanded the company's revenue base, and oversaw the successful development of the newspapers' on-line franchise. Currently, Mrs Marland is a non-executive Director of Bank of Ireland Group, and a member of the Main Board of the Institute of Directors.

- Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, commands market leading positions in Austria, Estonia, Germany, Hungary, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson and Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Prima, LD, Memphis, Milde Sorte, Right, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

  The Group employs around 9,500 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Information required on the Appointment of a New Director

Caroline Marland

1) Details of all directorships held by the Director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

Director – Bank of Ireland Group (current)
Director – Arcadia Group PLC, formerly Burton Group PLC (resigned 01.01)
Director – Guardian Newspapers Ltd (resigned 11.00)

2) Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None

3) Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

None

15th May 2002

GALLAHER GROUP Plc

NEWS RELEASE

ANNUAL GENERAL MEETING

EXTRACTS FROM THE CHAIRMAN'S STATEMENT

"2001 was another excellent year for Gallaher – with adjusted EBITA up eight per cent, PBTA up 10 per cent, and earnings per share up over 12 per cent.

"Our international acquisitions have more than demonstrated their value – Gallaher is now a truly international Group. We continue to underpin our overseas expansion with our highly profitable, and cash generative, UK operations.

"Since I wrote my statement in our 2001 Annual Review, the UK Chancellor again increased cigarette duty by an in-line with inflation figure of six pence per pack in his April Budget. We welcome this continued recognition by the Government that the levels of duty it sets play an important role in tackling the issue of non-UK duty paid consumption. In addition, and perhaps of more immediate significance today, the progress of H.M. Customs' increased efforts against smuggling is proving successful.

"We remain wholeheartedly supportive of Customs' activities, and were very pleased to announce that our long-standing co-operation with them has been further strengthened by an official Memorandum of Understanding, which we both signed on 23rd April.

"During the first three months this year, the UK duty paid market appears to have stabilised. Our strong market positions – and our balanced brand portfolios in each of the tobacco categories – continue to stand us in good stead.

"Our cigarette market share, of over 38 per cent, continues to be underpinned by our commanding position in the premium sector – Benson and Hedges has maintained its total market position during the first three months of 2002.

"Gallaher's relationships with the key Multiple Grocer channel – which is continuing to increase its share of total consumer sales – are growing even stronger, assisted greatly by our introduction of Sterling.

"Hamlet remains the UK's pre-eminent cigar choice, while Amber Leaf goes from strength-to-strength in the handrolling tobacco market – its share of consumer sales reaching some 13 per cent in March.

"I have no doubt that by anticipating the regulatory changes to come shortly, with our focus on channel marketing and the sales force, we have placed ourselves in an excellent position. In the meantime, we intend to invest incrementally this year to further strengthen our position over the medium term.

"In the Republic of Ireland, we achieved a cigarette market share of over 50 per cent in the period January to March – spearheaded by Benson & Hedges' further growth.

"Since the start of the year, Gallaher's organic Continental European operations have been fully integrated with Austria Tabak's operations – headquartered in Vienna.

"On a pro-forma basis, our total volume sales in this division – including export sales from our Austrian and Swedish facilities – were up 16 per cent in the first three months of 2002, at over 11 billion cigarettes.

"In Austria, our number one brand, Memphis, continues to head our leading position in the cigarette market, where we have around 50 per cent of consumer sales. And, along with Ronson, Memphis continued to spearhead our strong growth in exports to Central and Eastern Europe.

"We have grown the volumes of our own brands, led by Blend, in Sweden by six per cent over the comparable period last year – increasing our market share to over 40 per cent.

"In France, Benson & Hedges American Blend has grown to over one per cent of the market, building on the heritage of Benson & Hedges Virginia which holds nearly two per cent.

"Looking forward, I expect that the transfer of production of Gallaher's legacy American style brands to Austria last month will assist these brands' growth in this division.

"Benson & Hedges and Nil in Germany are proving resilient in the branded cigarette sector. And, although the generic sector's growth has slowed, we have increased these export volumes over last year.

"Elsewhere on the Continent – including Spain, Greece, and Italy – we continue to perform well.

"We also consolidated our CIS operations into a single division at the start of this year – reporting into Moscow.

"Total CIS volumes are up by some five per cent – spearheaded by a near doubling of volumes in Kazakhstan over the same period last year.

"In Russia, our share of consumer sales continues to grow, reflecting strong volume performance by Troika and St George, underpinned by the continued strength of LD. We continue to build our national distribution network – today, we have 26 regional representative offices and warehouses.

"We have commenced local manufacturing in Ukraine, and we are currently in the process of increasing local capacity to match our growing sales requirements.

"In Asia Pacific, we lifted in-market sales by 19 per cent over the first three months of 2001. And, in April, we announced our joint venture with Sampoerna International in Malaysia. As Nigel said at the time – this marked a further step in Gallaher's Eurasian progress.

"Our distribution operations have performed in-line with our expectations.

"In Austria, Tobaccoland continues to develop non-tobacco sales, while the ordering and billing systems will be further automated this year leading to efficiency improvements going forward.

"As we reported in our 2001 Annual Review, we expect our vending operation in Germany, ATG, to encounter another difficult year in 2002.

"Although pricing parity between vending and retail has been established this year, we expect that the German Government's imposition of an additional duty increase on 1st January will put further pressure on the branded cigarette sector. So far this year, this operation has met our expectations. Meanwhile, we are continuing to implement efficiency measures, and to examine innovative strategies to maximise the contribution from this business.

"Last year saw productivity improvements and cost reductions across the Group, and we continue to invest further in our manufacturing operations to achieve efficiency savings and to carry on improving flexibility.

"We are well-advanced in our SAP implementation programme in the UK.

"There are many machinery moves and installation programmes being undertaken at present – as we configure our sites to best advantage – and I remain confident that our overall record of continuing cost benefits will be maintained in the medium term.

"Current trading remains in-line with management and market expectations.

"Turning to regulation and litigation.

"Gallaher is only party to smoking and health litigation in the UK and the Republic of Ireland. There are three individual actions against the Company in Scotland and one in Northern Ireland. These claims are mainly dormant or at an early stage in the litigation process.

"In Ireland, proceedings against tobacco companies have been commenced on behalf of over 400 individual plaintiffs, of which 163 are against Gallaher.

"On 14th February 2002, a draft Statement of Claim was served in one case against Gallaher and other tobacco companies, making wide-ranging allegations against such companies and against the Irish State, the Attorney General, and the Minister for Health and Children, who have subsequently joined as parties to that action.

"Whilst we can give no guarantees, Gallaher has always maintained confidence in its ability to defend smoking and health actions. We will continue to defend ourselves vigorously, as and when the need arises. Gallaher will not settle actions.

"The tobacco market is, of course, subject to significant regulatory influence. Last year, the European Union adopted a Tobacco Manufacturing and Product Directive. The Directive includes measures setting maximum yields for tar, nicotine and carbon monoxide for cigarettes and regulations regarding ingredients. It will introduce large health warnings and will ban the use of terms such as "Mild", "Light" and "Ultra Light".

"Also in Europe, the Commission has produced a proposal for a new draft Directive banning certain forms of tobacco advertising.

"Meanwhile, in the UK the Government is supporting a House of Lords private member's Tobacco Advertising and Promotion Bill. If passed by the House of Commons, this Bill would ban most forms of tobacco advertising, promotion and sponsorship later this year.

"And, in Ireland, the sale and marketing of tobacco products and the smoking of tobacco products in public places will also be further restricted by recent legislation.

"Lastly, on your behalf, I should like to thank all our employees for their invaluable contribution to the ongoing success of the Group.

"In fact, the talents and commitment of our people is well-illustrated by the award – just three weeks ago – of Investors in People status to Gallaher Ltd. This national, Government-approved, standard recognises the effective development of human resources through commitment, planning, action and evaluation of development activity. I congratulate all of those involved for this achievement."

Enquiries:

Claire Jenkins - Head of Investor Relations Tel: 01932 832637

Anthony Cardew - Cardew & Co. Tel: 020 7 930 0777